UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES PLACEMENT OF ORDINARY GREEN NOTES

Medellin, Colombia, July 18, 2018

Bancolombia S.A. announces that it issued and placed today in the Colombian market its public offering of its Green Notes in an aggregate amount of COP 300,000 million. The amount being offered is of up to COP 200,000 million, with the possibility of increasing the size of the issue by allocating up to COP 100,000 million more. Demand for this issuance was for COP 565,516 million, equivalent to approximately 2.83 times the offered amount.

The Green Notes were allocated as follows:

Series	C3	C5
Issuance date	July 18, 2018	July 18, 2018
Term	3 years	5 years
Maturity date	July 18, 2021	July 18, 2023
Indexing	Colombian Consumer Price Index- CPI	Colombian Consumer Price Index- CPI
Cut - off rate	CPI + 2.60% Annual Effective Rate	CPI + 2.95% Annual Effective Rate
Interest payment period	At the end of each quarter	At the end of each quarter
Principal Amortization	At maturity date	At maturity date
Interest payment dates	October 18, January 18, April 18 and July 18 of every year until the maturity date
Base	365	365
Allocated amount	COP 153,306 million	COP 146,694 million

Banca de Inversión Bancolombia S.A. Corporación Financiera acted as lead arranger and Bancolombia S.A. and Valores Bancolombia S.A. Comisionista de Bolsa acted as joint bookrunners for the offering.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 18, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance